Filed by: Vapor Corp.

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6(j) of the Securities Exchange Act of 1934

Subject Company: Vapor Corp.

Subject Company’s Commission File No.: 001-36469

On February 10, 2015, Vapor Corp. (the “Registrant”) engaged Morrow & Co., LLC (“Morrow”) to assist in the solicitation of proxies for the special meeting to be held on February 20, 2015 in connection with the proposed merger between the Registrant and Vaporin, Inc. (“Vaporin”). Pursuant to the terms of this engagement, the Registrant agreed to pay Morrow a fee of $8,500 plus a per holder fee for soliciting holders of record and non-objecting beneficial owners. The Registrant will also reimburse Morrow for reasonable out-of-pocket expenses and will indemnify Morrow and its affiliates against certain claims, liabilities, losses, damages and expenses.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed merger, the Registrant filed a Registration Statement on Form S-4 that includes a joint proxy statement of the Registrant and Vaporin and a prospectus of the Registrant with the U.S. Securities and Exchange Commission (the “Commission”).  Both the Registrant and Vaporin may file other documents with the Commission regarding the proposed transaction. A definitive joint proxy statement was previously mailed to the stockholders of the Registrant and Vaporin. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE COMMISSION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION.  Investors and security holders may obtain a free copy of the registration statement, including the joint proxy statement/prospectus and other documents containing information about the Registrant and Vaporin at the Commission’s website at www.sec.gov.  These documents may be accessed and downloaded for free at Vapor’s website at www.vapor-corp.com or by directing a request to Harlan Press, Chief Financial Officer, Vapor Corp., at 3001 Griffin Road, Dania Beach, Florida 33312, telephone (888) 766-5351 or at www.vaporin.com or by directing a request to Jim Martin, Chief Financial Officer, Vaporin, Inc. at 4400 Biscayne Boulevard, Miami, Florida 33137, telephone (305) 576-9298.